UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

IGGYSHOUSE.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	27-4755733 (IRS Employer Identification No.)

3433 Broadway Street NE, Suite 501 Minneapolis, MN (Address of principal executive offices)	55413 (Zip Code)

Registrant’s telephone number, including area code:  (877) 866-4449

Securities to be registered pursuant to Section 12(b) of the Act:  none

Securities to be registered pursuant to Section 12(g) of the Act:  common stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND
ITEMS OF FORM 10

Our information statement is filed as Exhibit 99.1 to this Form 10.  For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in the information statement.

Item No.	Caption	Location in Information Statement

Item 1.	Business	See “Summary”, “Our Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Spin-off”

Item 1A.	Risk Factors	See “Risk Factors”

Item 2.	Financial Information	See “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to Financial Statements” and the statements referenced therein

Item 3.	Properties	See “Our Business—Properties”

Item 4.	Security Ownership of Certain Beneficial Owners and Management	See “Security Ownership of Certain Beneficial Owners and Management”

Item 5.	Directors and Executive Officers	See “Management”

Item 6.	Executive Compensation	See “Executive Compensation”

Item 7.	Certain Relationships and Related Transactions, and Director Independence	See “Management” and “Related Person Transactions”

Item 8.	Legal Proceedings	See “Our Business—Legal Proceedings”

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	See “Summary”

Item 10.	Recent Sales of Unregistered Securities	Not applicable

Item 11.	Description of Registrant’s Securities to be Registered	See “Description of Capital Stock”

Item 12.	Indemnification of Directors and Officers	See “Management” and “Description of Capital Stock”

Item 13.	Financial Statements and Supplementary Data	See “Index to Financial Statements” and the statements referenced therein

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not applicable

Item 15.  Financial Statements and Exhibits.

(a) Financial Statements

The following audited financial statements and accompanying audit opinion are included in the Information Statement and filed as part of this Registration Statement on Form 10:

(1)	Report of Independent Registered Public Accounting Firm
(2)	Balance Sheets of IggysHouse.com, Inc. dated as of October 31, 2010 and 2009
(3)	Statement of Operations of IggysHouse.com, Inc. for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009
(4)	Statement of Cash Flows of IggysHouse.com, Inc. for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009
(5)	Statement of Stockholder Equity for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009
(6)	Notes to Financial Statements

(b) Exhibits

The following documents are filed as exhibits hereto unless otherwise indicated:

Exhibit No.	Exhibit Description

2.1	Distribution Agreement by and between Webdigs, Inc. and IggysHouse.com, Inc., dated March 11, 2011 (filed herewith)

3.1	Certificate of Incorporation (filed herewith)

3.2	Bylaws (filed herewith)

99.1	Preliminary Information Statement (filed herewith)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IGGYSHOUSE.COM, INC.

By:  /s/ Edward P. Wicker

Name: Edward Wicker
Title:

Date:  March 14, 2011

Item 15.  Financial Statements and Exhibits

IGGYSHOUSE.COM

CARVE-OUT FINANCIAL STATEMENTS

FOR THE YEAR ENDED OCTOBER 31, 2010 AND THE PERIOD FROM INCEPTION (JUNE 12, 2009) TO OCTOBER 31, 2009

IGGYSHOUSE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Board of Directors of Webdigs, Inc.
Minneapolis, Minnesota

We have audited the accompanying carve-out balance sheets of Iggyshouse.com (the “Company”) as of October 31, 2010 and 2009, and the related carve-out statements of operations, equity and cash flows for the year ended October 31, 2010 and the  period from inception (June 12, 2009) to October 31, 2009.  These carve-out financial statements are the responsibility of the management of Webdigs, Inc.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the carve-out financial statements referred to above present fairly, in all material respects, the financial position of Iggyshouse.com as of October 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying carve-out financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered losses from operations since its inception on June 12, 2009.  This factor raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Edina, Minnesota
March 4, 2011

IGGYSHOUSE.COM

CARVE-OUT BALANCE SHEETS

	October 31,
	2010	2009
ASSETS

Current assets:	$—	$—
Total current assets	—	—

Computer equipment	17,648	17,648
Less accumulated depreciation	(12,501)	(3,677)
Net computer equipment	5,147	13,971

Intangible assets, net	100,000	1,935,726

Total assets	$105,147	$1,949,697

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$29,000	$16,050
Loan from Webdigs, Inc. (Parent)	50,000	—
Accrued interest	4,778	—
Deferred revenue	1,141	—

Total current liabilities	84,919	16,050

Equity:
Equity investment from Webdigs, Inc. (Parent)	2,133,061	2,031,296
Accumulated deficit	(2,112,833)	(97,649)

Total equity	20,228	1,933,647

Total liabilities and equity	$105,147	$1,949,697

The accompanying notes are an integral part of these carve-out financial statements.

IGGYSHOUSE.COM

CARVE-OUT STATEMENTS OF OPERATIONS

	Year Ended October 31, 2010	Period from June 12, 2009 (inception) to October 31, 2009

Revenue:
Gross revenues	$7,746	$—
Less commission paid to participating brokerages	(1,800)	—

Net revenues	5,946	—

Operating expenses:
Selling	111,215	41,468
General and administrative	47,650	11,845
Amortization of intangible assets	606,032	44,336
Impairment charge against intangible assets	1,251,455	—

Total operating expenses	2,016,352	97,649

Operating loss	(2,010,406)	(97,649)

Interest expense	(4,778)	—

Net loss before income taxes	(2,015,184)	(97,649)

Income tax provision	—	—

Net loss	$(2,015,184)	$(97,649)

The accompanying notes are an integral part of these carve-out financial statements.

IGGYSHOUSE.COM

CARVE-OUT STATEMENTS OF EQUITY
For the Year Ended October 31, 2010 and the Period from
Inception (June 12, 2009) to October 31, 2009

	Equity Investment From Parent	Accumulated Deficit	Total Equity

Balance, June 12, 2009	$—	$—	$—

Initial contribution by Webdigs, Inc. (Parent) consisting
of shares of parent common stock issued and cash paid
to acquire Iggys House, Inc.'s assets	1,975,630	—	1,975,630

Additional contribution of invested equity by parent	55,666	—	55,666

Net loss for the period from June 12, 2009 (inception)
to October 31, 2009	—	(97,649)	(97,649)

Balance, October 31, 2009	2,031,296	(97,649)	1,933,647

Contribution of invested equity by parent	101,765	—	101,765

Net loss for the year ended October 31, 2010	—	(2,015,184)	(2,015,184)

Balance, October 31, 2010	$2,133,061	$(2,112,833)	$20,228

The accompanying notes are an integral part of these carve-out financial statements.

IGGYSHOUSE.COM

CARVE-OUT STATEMENTS OF CASH FLOWS

	Year Ended October 31, 2010	Period from June 12, 2009 (inception) to October 31, 2009
Cash flows from operating activities:
Net loss	$(2,015,184)	$(97,649)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation	8,824	3,677
Amortization of intangible assets	606,032	44,336
Impairment charge against intangible assets	1,251,455	—
Changes in operating assets and liabilities:
Accounts payable	12,950	16,050
Accrued interest	4,778	—
Deferred revenue	1,141	—
Net cash flows used in operating activities	(130,004)	(33,586)

Cash flows from investing activities:
Purchase of equipment and intangible assets	(21,761)	(182,085)
Net cash flows used in investing activities	(21,761)	(182,085)

Cash flows from financing activities:
Loan proceeds from parent	50,000	—
Equity investment from parent	101,765	215,671
Net cash flows provided by financing activities	151,765	215,671

Net change in cash and cash equivalents	—	—

Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

Supplemental disclosure of non-cash investing activities

Shares of common stock issued by parent to acquire assets from Iggys House, Inc.	$—	$1,815,625

The accompanying notes are an integral part of these carve-out financial statements.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These carve-out financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), represent a carve out of the operations of Iggyshouse.com (“Iggys” or the “Company”) from the financial statements of Webdigs, Inc. The carve-out statements reflect the assets, liabilities, operations and cash flows relating to the web-assisted real estate brokerage service operations of Iggyshouse.com, a division of Webdigs, Inc. (the “Parent”).  The Company commenced operations on June 12, 2009 when a selected group of assets were acquired from a dormant entity, Iggys House, Inc.  Iggys business model is centered on listing homes for its customers through a network of participating brokerages throughout the entire United States.

As the Iggys operations are an unincorporated combined entity, these carve-out financial statements represent the equity in the net assets of the operations rather than the stockholders’ equity. In addition, while the operations are not a taxable legal entity, current and deferred income taxes have been provided in these carve-out financial statements as if they were.

Due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, these carve-out financial statements may not necessarily reflect Iggys financial position, results of operations and cash flows for future periods, nor do they reflect the financial position, results of operations and cash flows that would have been realized had the Iggys operations been a stand-alone entity during the periods presented.

Estimates

The preparation of these carve-out financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments consist of accounts payable, accrued expenses, and loans payable.  The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term nature of these instruments.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

Intangible Assets

Intangible assets are stated at cost.  They are comprised of website software, a customer list and a non-compete agreement all acquired in the Iggys asset acquisition on June 12, 2009.   All of these intangible assets are being amortized on the straight-line method over a 3-year life.  As of October 31, 2010, the Company’s website software, which is not currently being utilized, is held at a written down estimated fair value of $100,000 with no monthly amortization.  (See Impairment of Long-Lived Assets)

Computer Equipment

Computer equipment is recorded at cost.  Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.  When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operating income (loss).

Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets as follows:

Computer equipment	2 to 5 years

Impairment of Long-Lived Assets

The Company accounts for the impairment or disposal of long-lived assets, such as website development costs, customer lists, non-compete agreements and computer equipment by reviewing for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company assessed impairment of its long-lived assets as of July 31, 2010, and determined that an impairment charge was required (see Note 3).  As of October 31, 2010, the Company determined that there was no additional impairment charge required.  The Company will retest for impairment again on October 31, 2011 or sooner if circumstances change.

Revenue Recognition

Real estate lead generation revenues are recognized proportionally over the time period covered by the listing contract agreed through the Company’s website for its participating brokerage partners.    In most cases, the Company’s customers register for a three or six month MLS listing agreements.  Revenues are then prorated over the three or six month contract period.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and items defined as other comprehensive income (loss).  Items defined as other comprehensive income (loss) include items such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities.  For the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009, there were no adjustments to net loss to arrive at comprehensive loss.

Income Taxes

The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes.  Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements.  Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted tax law.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred tax assets and liabilities during the period.  The Company has recorded a full valuation allowance for its net deferred tax assets as of October 31, 2010 and 2009 because realization of those assets is not reasonably assured.

The Company will recognize a financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit.  For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves, or related accruals for interest and penalties has been recorded at October 31, 2010 and 2009.

Advertising

The Company expenses advertising costs as incurred.  Advertising expense amounted to $13,095 and $204 for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009, respectively.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820).  ASU 2010-06 provides additional disclosure requirements related to fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Disclosure requirements applicable to Level 3 transactions are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years, with early adoption permitted.  The portion of ASU 2010-06 that was effective beginning after December 15, 2009 did not have a material effect on the financial position, results of operations or cash flows of the Company. Additionally, the Company does not anticipate that the disclosure requirements applicable to Level 3 transactions that are effective for fiscal years beginning after December 15, 2010 will have a material effect on the financial position, results of operations or cash flows of the Company.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

2	GOING CONCERN

The Company has incurred significant operating losses for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009.  At October 31, 2010, the Company reported a negative working capital position of $84,919, and an accumulated deficit of $2,112,833. It is management’s opinion that these facts raise substantial doubt about the Company’s ability to continue as a going concern without additional debt or equity financing.

In order to meet its working capital needs through the next twelve months, the Company plans to raise additional funds through debt or equity financing from its Parent.  The Company is hopeful that it can increase revenues through targeted internet advertising in the upcoming fiscal year.

3	FIXED ASSETS AND INTANGIBLE ASSETS

On June 12, 2009, the Parent entered into an Asset Purchase Agreement with Iggys House, Inc. to acquire selected assets in consideration of $150,000 in cash and the issuance of 7,262,500 shares of the Parent’s common stock to the former owners of Iggys House.  Iggys House, Inc. was a dormant entity that previously had operated as a web-assisted real estate broker in 38 states.  The transaction was determined not to be a business combination and therefore was accounted for as an asset purchase.  In connection with this transaction, the Company incurred legal costs of $10,005.

The Company calculated total consideration given for the asset purchase at $1,975,630 using a per share fair value of $0.25 for the Parent’s common shares totaling 7,262,500 ($1,815,625) issued as part of the transaction, the $150,000 in cash paid, and legal costs of $10,005.  The Company allocated the fair value of the purchase consistent with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.  The fair values of the assets acquired were valued internally by the Company based upon numerous methods including discounted cash flows, annualized revenues and original costs.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

The allocated fair values for the asset purchase were as follows:

Asset Allocation	Fair Value

Fixed Assets:
Computer equipment	$17,648

Intangible Assets:
Website software	1,336,041
Customer lists	355,922
Non-compete agreements	266,019

Subtotal intangible assets	1,957,982

Total asset purchase allocation	$1,975,630

Since the Parent’s purchase of the Iggys House assets, the Company has experienced limited revenue from the IggysHouse.com website since it went live on January 6, 2010. A continued lack of growth from this website has resulted in the management evaluating the intangible assets acquired from IggysHouse.com with respect to future financial results and cash flows.  As a result of this review, the Company’s management determined that the fair value and future undiscounted cash flows were less than their carrying value.  The fair value of the Iggys House software assets originally capitalized at $1,336,041 as of the June 9, 2009 acquisition date was reduced to $100,000 during the year ended October 31, 2010.  All other intangible assets acquired as part of the Iggys House acquisition were fully impaired during the year ended October 31, 2010.   As a result, the Company recognized a total impairment charge of $1,251,455 during the year ended October 31, 2010.

Depreciation expense amounted to $8,824 and $3,677 for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009, respectively.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

At October 31, 2010 and 2009, the Company’s remaining intangible assets were as follows:

	October 31, 2010			October 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Identifiable assets with determinable lives:
Website software	$100,000	$—	$100,000	$1,358,121	$—	$1,358,121
Customer lists	—	—	—	355,922	—	355,922
Non-compete agreements	—	—	—	266,019	(44,336)	221,683
Total Intangible Assets	$100,000	$—	$100,000	$1,980,062	$(44,336)	$1,935,726

The Iggys website software is not currently in service and will not be amortized further until the Company determines its future course of action with this asset.  The Company is currently utilizing a third party website host to support its operations.

4	INCOME TAXES

The Company accounts for income taxes taking into account deferred tax assets and liabilities which represent the future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities.  Under this method, deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards. Deferred liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year the change is enacted.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

The provision (benefit) for income taxes consists of the following for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009:

	2010	2009
Current	$—	$—
Deferred	(806,000)	(39,000)
Subtotal	(806,000)	(39,000)

Valuation allowance	806,000	39,000

Provision for income taxes	$—	$—

The provision for income taxes varies from the statutory rate applied to the total loss as follows for the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009:

	2010	2009
Federal income tax benefit at statutory rate (34%)	$(685,000)	$(33,000)
State tax benefit, net of federal	(121,000)	(6,000)

Current valuation allowance	806,000	39,000
	$—	$—

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

Significant components of the Company’s estimated deferred tax balances consist of the following at October 31, 2010 and 2009:

	2010	2009
Deferred tax assets (liabilities):
Net operating loss carryforwards	$172,000	$52,000
Accrued expenses	2,000
Depreciation	1,000	—
Amortization	670,000	(13,000)

Net deferred tax assets	845,000	39,000
Valuation allowance	(845,000)	(39,000)
Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible.  The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.  The Company has recorded a full valuation allowance against its net deferred tax assets because it is not currently able to conclude that it is more likely than not that these assets will be realized.  The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

The Company did not have any material unrecognized tax benefits as of October 31, 2010 and 2009.   The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company recorded no interest and penalties during the year ended October 31, 2010 and the period from inception (June 12, 2009) to October 31, 2009.

5	LOAN FROM PARENT

During 2010, the Company received loans from the Parent to fund working capital requirements. These loans bear interest at 12% and are due on demand. At October 31, 2010 the balance due under these loans was $50,000.  For the year ended October 31, 2010, the Company incurred $4,778 of interest expense in connection with these loans.  Accrued interest included in accrued expenses due under the loans as of October 31, 2010 was $4,778.

IGGYSHOUSE.COM

NOTES TO CARVE-OUT FINANCIAL STATEMENTS
For the Year Ended October 31, 2010 and the Period from Inception (June 12, 2009) to October 31, 2009

6	EQUITY

2010 Activity

During the year ended October 31, 2010, the Parent contributed $101,765 in invested equity to the Company.

2009 Activity

On June 12, 2009, Webdigs, Inc (Parent) contributed an initial equity investment of $1,975,630 to acquire the assets used to commence the Company’s operations. This investment included 7,262,500 shares of Webdigs common stock with a total fair value of $1,815,625 and cash of $160,005.

During the period from June 12, 2009 (inception) to October 31, 2009, the Parent contributed an additional $55,666 in invested equity to the Company.